Christopher J. Barry

(206) 903-8815

barry.christopher@dorsey.com

September 28, 2015

VIA EDGAR and FEDEX

Ms. Tiffany Piland Posil Special Counsel Office of Mergers and Acquisitions Division of Corporation Finance United States Securities and Exchange Commission 100 F Street, NE Washington, DC 20549-3628

Re:	Central GoldTrust Amendment No. 15 to Schedule 14D-9 Filed September 23, 2015 File No. 005-87886

Dear Ms. Posil:

On behalf of Central GoldTrust (“GoldTrust”), this letter is in reply to the letter, dated September 24, 2015, containing the comment of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission with respect to the above-referenced amendment to the Schedule 14D-9 filed by GoldTrust (as amended, the “Statement”). The Statement relates to the unsolicited tender offer for units of GoldTrust by Sprott Asset Management LP, Sprott Asset Management Gold Bid LP, Sprott Asset Management Gold Bid GP Inc. and Sprott Physical Gold Trust (the “Sprott Offer”). GoldTrust’s response, as we have been informed by GoldTrust, is set forth below following the text of the comment contained in your letter.

Press Release Dated September 23, 2015

1. Please provide us with a reasonable factual basis for your statement that “some brokers may have misled their Unitholder clients into believing that they must choose one of the two tendering options, and could not ‘do nothing’ in response to Sprott’s offer.” We may have further comment.

GoldTrust included the above-referenced statement in its press release dated September 23, 2015 because GoldTrust has received reports from unitholders of GoldTrust that unitholders were being told by their brokers that they could not avoid tendering to the Sprott Offer by “doing nothing.”

In this regard, it appears that the option of unitholders of GoldTrust who tender to the Sprott Offer to choose between the exchange election and the merger election has caused a significant amount of confusion in the market, with some brokers believing-and advising their clients-that the clients must make one of the two elections, and that choosing to do nothing is not an available option.

September 28, 2015

Personnel at GoldTrust and at D.F. King & Co., Inc., GoldTrust’s information agent, report that they have received complaints from unitholders about brokers at six different brokerage firms. The complaints in each case involve the broker telling the unitholder that the unitholder may not “do nothing” with respect to the Sprott Offer.

GoldTrust has sought to get to the bottom of these complaints and to determine whether the corporate action notice of the brokerage firm to its brokers is incorrect or whether the issue arises from confusion on the part of one or more individual brokers. In the case of at least four brokerage firms, it appears there may have been a systematic issue with the language of the notice to brokers and/or the procedures of the brokerage firm, as opposed to mere confusion by individual brokers.

GoldTrust believes that communications from brokers have misled unitholders (i.e. led unitholders astray) as to what unitholders’ options are with respect to the Sprott Offer. GoldTrust has no knowledge as to whether the information given by brokers is intentionally incorrect. It is clear that the definition of “mislead”, as defined in the Merriam-Webster English Dictionary to mean, “to lead in a wrong direction or into a mistaken action or belief often by deliberate deceit,” does not require intentional deception on the part of the person making the statement.1

Given the apparent confusion of some market participants over the available alternatives in responding to the Sprott Offer, and the likelihood that many affected unitholders may not recognize the issue or go to the trouble of contacting GoldTrust to complain, GoldTrust decided to notify unitholders directly that they have the option not to tender to the Sprott Offer, even if their brokers are mistakenly advising them otherwise.

We respectfully submit that this is a reasonable response to the situation in which GoldTrust finds itself, and is in no way likely to confuse or mislead unitholders.

* * * * *

___________________

1	Please note in this regard that there are several instances in the Securities Act of 1933 that a party may make a “misleading” statement without the necessity for scienter (See, e.g., Section 11 and Section 12(a)(2)).

September 28, 2015

Attached hereto as Exhibit A are the written acknowledgements of GoldTrust.

We believe the responses set forth above are responsive to the Staff’s comment. If you have any additional questions or would like to discuss this further, please feel free to call me at (206) 903-8815.

Very truly yours,

/s/ Christopher J. Barry

Christopher J. Barry

cc:	B. Heagle (Central GoldTrust)

M. Mahoney (Dentons Canada LLP)

N. Findlay (Bennett Jones LLP)

Exhibit A

ACKNOWLEDGEMENTS

Central GoldTrust (“GoldTrust”) hereby acknowledges the following:

•	GoldTrust is responsible for the adequacy and accuracy of the disclosure in the Solicitation/Recommendation Statement on Schedule 14D-9 originally filed June 9, 2015 (as amended, the “Statement”);

•	Staff comment or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the Statement; and

•	GoldTrust may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.

Date: September 28, 2015

CENTRAL GOLDTRUST

By:  /s/ Bruce D. Heagle

Name: Bruce D. Heagle

Title: Trustee